UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Winthrop Realty Trust

(Name of Issuer)

Common Shares, Par Value $1.00

(Title of Class of Securities)

337400105

(CUSIP Number)

November 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3374000105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vornado Realty Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,054,222

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,054,222

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,054,222

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.87%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 3374000105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vornado Realty L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,054,222

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,054,222

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,054,222

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.87%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 3374000105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vornado Investments L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,054,222

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,054,222

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,054,222

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 8.87%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Winthrop Realty Trust
	(b)	Address of Issuer’s Principal Executive Offices 7 Bulfinch Place, Suite 500 Boston, MA 02114

Item 2.
	(a)	Name of Person Filing Vornado Realty Trust Vornado Realty L.P. Vornado Investments L.L.C.
(b)

Address of Principal Business Office or, if none, Residence
Vornado Realty Trust - 888 Seventh Avenue, New York, NY 10019
Vornado Realty L.P. - 888 Seventh Avenue, New York, NY 10019
Vornado Investments L.L.C. - 888 Seventh Avenue, New York, NY 10019

	(c)	Citizenship Vornado Realty Trust - Maryland Vornado Realty L.P. - Delaware Vornado Investments L.L.C. - Delaware
	(d)	Title of Class of Securities Common Shares of beneficial interest, par value $1.00 per share
	(e)	CUSIP Number 3374000105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Vornado Realty Trust is a fully-integrated real estate investment trust.  Vornado Realty Trust conducts its business through Vornado Realty L.P.  Vornado Realty Trust is the sole general partner of Vornado Realty L.P. and owns, as of March 31, 2006, 89.6% of the limited partnership interests in Vorando Realty L.P. Vornado Investments L.L.C is a wholly-owned subsidiary of Vornado Realty L.P.

(a)

Amount beneficially owned:

On November 7, 2005, the reporting persons acquired beneficial ownership of 3,522,566 common shares of beneficial interest.  On May 11, 2006, the reporting person acquired beneficial ownership of an additional 531,656 common shares of beneficial interest.

(b) Percent of class: 9.8% as of November 7, 2005 8.87% as of May 11, 2006
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VORNADO REALTY TRUST

	By:	/s/ Joseph Macnow
		Name:	Joseph Macnow
		Title:	Executive Vice President - Finance and Administration, Chief Financial Officer

VORNADO REALTY L.P.

	By:	/s/ Joseph Macnow
		Name:	Joseph Macnow
		Title:	Executive Vice President - Finance and Administration, Chief Financial Officer

Vornado Investments L.L.C.

	By:	/s/ Joseph Macnow
		Name:	Joseph Macnow
		Title:	Executive Vice President - Finance and Administration, Chief Financial Officer

Date: May 23 2006

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated May 23, 2006, between Vornado Realty Trust, Vornado Realty L.P., and Vornado Investments L.L.C.